

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Amir Reichman
Chief Executive Officer
BiondVax Pharmaceuticals Ltd.
Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

> **Re: BiondVax Pharmaceuticals Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 29, 2022**
> **File No. 333-267648**

Dear Amir Reichman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Perry Wildes